Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: August 18, 2021

Shapeways Reports Financial Results for the Second Quarter Of 2021

–Revenue and Gross Profit Increased by 26% and 39%, Respectively, Year Over Year –

August 18, 2021 05:36 PM Eastern Daylight Time

NEW YORK--(BUSINESS WIRE)--Shapeways (the “Company”), a leading global digital manufacturing platform driven by proprietary software, today announced its results for the second quarter ended June 30, 2021. Shapeways expects to merge with Galileo Acquisition Corp. (NYSE: GLEO) (“Galileo”), a special purpose acquisition company.

Second Quarter 2021 Highlights include:

•	Revenue increased by 26% to $8.8 million in the second quarter of 2021 from $7.0 million in the second quarter of 2020.
•	Gross profit grew 39% to $4.3 million in the second quarter of 2021 from $3.1 million in the second quarter of 2020.
•	Gross margins improved to nearly 49% in the second quarter of 2021 compared to 44% in the second quarter of 2020 due to high value product focus, continued operational improvements, and further software development.
•	On April 28, 2021, the Company entered into a definitive agreement to merge with Galileo Acquisition Corp. (NYSE: GLEO). Upon closing of the transaction, expected to occur by the end of the third quarter of 2021, the combined company will be named Shapeways Holdings, Inc. and is expected to remain listed on the NYSE under the new ticker symbol “SHPW.”
•	On August 16, 2021, Galileo filed a second amendment with the U.S. Securities and Exchange Commission (“SEC”) to its registration statement (the “Registration Statement”) on Form S-4/A originally filed on June 9, 2021, that includes a preliminary joint proxy statement / consent solicitation/prospectus in connection with the proposed business combination, which is available on the SEC website at www.sec.gov.

“We are pleased with our second quarter results that show continued momentum in Shapeways’ end-to-end digital manufacturing platform powered by our purpose-built proprietary software. The results of the first six months of 2021 have reinforced our confidence in our ability to deliver on our growth plans,” said Greg Kress, Shapeways’ Chief Executive Officer. “Our ongoing focus is on building scale as we work with our customers and extend our penetration across the industrial, medical, automotive and aerospace segments. We also continue to enhance our manufacturing capabilities, including a broader menu of materials, finishes and full color 3-D printing, to meet the needs of our customers. We look forward to finalizing the merger transaction with Galileo and continuing to accelerate product innovation and expand customer adoption.”

About Shapeways

Shapeways is a leader in the large and fast-growing digital manufacturing industry combining high quality, flexible on-demand manufacturing powered by purpose-built proprietary software which enables customers to rapidly transform digital designs into physical products, globally. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and more than 90 materials and finishes, with the ability to easily scale new innovation. The Company has delivered over 21 million parts to 1 million customers in over 160 countries.

About Galileo

Galileo Acquisition Corp. raised $138 million in October 2019 and its securities are listed on the New York Stock Exchange under the ticker symbols “GLEO.U,” “GLEO” and “GLEO.WS.” Galileo is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities with an initial focus on targets operating in the Consumer, Retail, Food and Beverage, Fashion and Luxury, Specialty Industrial, Technology or Healthcare sectors which are headquartered in Europe or North America, and that have a European and North American market nexus. Galileo is led by a serial SPAC sponsor team having successfully completed four business combinations, in addition to Shapeways. Its team is composed by seasoned dealmakers with diverse nationalities, M&A, principal investing and public company operating experience in both the North American and Western European markets.

Special Note Regarding Forward-Looking Statements

Certain statements included in this press release are not historical facts and are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding Galileo’s proposed acquisition of Shapeways, Galileo’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, market opportunity, as well as the combined company’s strategy, future operations, estimated financial position, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of Shapeways and Galileo and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Shapeways and Galileo. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Galileo or Shapeways is not obtained; failure to realize the anticipated benefits of the proposed transaction; the risk that Shapeways has a history of losses and may not achieve or maintain profitability in the future; the risk that Shapeways faces significant competition and expects to face increasing competition in many aspects of its business, which could cause our operating results to suffer; the risk that the digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance; the risk that if Shapeways fails to grow its business as anticipated, its revenues, gross margin and operating margin will be adversely affected; the risk that if Shapeways’ new and existing solutions and software do not achieve sufficient market acceptance, its financial results and competitive position will decline; the amount of redemption requests made by Galileo’s stockholders; the ability of Galileo or Shapeways to issue equity in connection with the proposed transaction or in the future, and those factors discussed in Galileo’s Registration Statement, under the heading “Risk Factors,” and other documents Galileo has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Galileo nor Shapeways presently know, or that Galileo nor Shapeways currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Galileo’s and Shapeways’ expectations, plans, or forecasts of future events and views as of the date of this press release. Galileo and Shapeways anticipate that subsequent events and developments will cause Galileo’s and Shapeways’ assessments to change. However, while Galileo and Shapeways may elect to update these forward-looking statements at some point in the future, Galileo and Shapeways specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Galileo’s and Shapeways’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, Galileo has filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus of Galileo, as may be amended from time to time. Galileo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders.

INVESTORS AND SECURITY HOLDERS OF GALILEO ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4/A, WHICH WAS FILED WITH THE SEC ON AUGUST 16, 2021 AND INCLUDES A PRELIMINARY JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS, AND, WHEN AVAILABLE, ANY AMENDMENTS THERETO, AND THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH GALILEO'S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTION BECAUSE THE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS WILL BE MAILED TO SHAREHOLDERS OF GALILEO AS OF AUGUST 2, 2021 (THE RECORD DATE) FOR VOTING ON THE PROPOSED TRANSACTION.

Shareholders will also be able to obtain copies of the Registration Statement, including the joint proxy statement/consent solicitation/prospectus and any other documents filed by Galileo with the SEC, free of charge at the SEC's website (www.sec.gov).

Participants in the Solicitation

Galileo and Shapeways and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Galileo ordinary shares in respect of the proposed business combination. Galileo shareholders and other interested persons may obtain more detailed information regarding the names and interests in the proposed transaction of Galileo's and Shapeways’ directors and officers in Galileo’s filings with the SEC including the Registration Statement which includes a preliminary joint proxy statement/ consent solicitation / prospectus of Galileo for the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investor Relations
investors@shapeways.com

Media Relations
press@shapeways.com